Hogan Lovells US LLP 8350 Broad St. 17th Floor Tysons, VA 22102 T +1 703 610 6100 F +1 703 610 6200 www.hoganlovells.com

February 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.W.

Washington, D.C. 20549-0407

Attn: Sherry Haywood

Re:	SkyWater Technology, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted January 20, 2021
CIK No. 0001819974

Ladies and Gentlemen:

CMI Acquisition, LLC, a Delaware limited liability company that plans to convert into a Delaware corporation and change its name to SkyWater Technology, Inc. (the “Company”), hereby submits its responses to the Securities and Exchange Commission staff’s comments on the above-referenced submission contained in the staff’s letter to the Company dated February 2, 2021. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

General, page 1

1.	Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

The Company acknowledges the staff’s comment and intends to update the financial information provided in the registration statement to include information from the audited financial statements for the year ended January 3, 2021. The Company believes that inclusion of such updated financial information will render the pro forma financial statements unnecessary as the transactions giving rise to the pro forma presentation will be included in consolidated financial statements for the year ended January 3, 2021.

Unaudited Pro Forma Consolidated Financial Information

Notes to the Unaudited Pro Forma Financial Information

Pro Forma Statements of Operations, page 52

Securities and Exchange Commission

February 22, 2021

2.

With regard to note 17, please revise your footnote to explain how you calculated your interest expense adjustments for the periods presented. Please also disclose the interest rates used to calculate your adjustments.

In response to the staff’s comment, the Company advises the staff that it believes the inclusion of updated financial information for the year ended January 3, 2021 will render presentation of the pro forma financial statements unnecessary as the transactions giving rise to the pro forma presentation will be included in the consolidated financial statements for the year ended January 3, 2021.

Executive and Director Compensation, page 95

3.	Please update your executive compensation disclosure to include information as of the most recently completed fiscal year.

The Company acknowledges the staff’s comment, and intends to update the executive compensation disclosure provided in the registration statement to include information for the year ended January 3, 2021.

Note 4 Revenue, page F-39

4.

You disclosed that on March 6, 2020, you executed a contract that includes the sale of equipment and the right to use a portion of your existing facility to produce wafers using the customer’s equipment. You indicated that you will recognize the revenue allocated to the equipment at the point in time in which control passes to the customer. Given that you will purchase and install the customer’s equipment at your facility, please tell us how you will determine when control of the equipment passes to the customer pursuant to ASC 606-10-25-30. Please also tell us what consideration you gave to the guidance in ASC 606-10-55-81 through 55-84 regarding the sale and installation of the customer’s equipment at your facility.

In response to the staff’s comment, the Company considered the bill-and-hold guidance in ASC 606-10-55-81 through 55-84 regarding the sale and installation of the customer’s equipment at the Company’s facility. However, as noted in the Company’s disclosure and in its response to the criterion in ASC 606-10-25-30(c) below, the facility in which the equipment is installed is subject to a lease of dedicated clean room space with the customer. That is, the customer controls how and for what purpose the space in which the equipment is installed is used, including controlling access to the space. Therefore, the Company believes that the customer does have physical custody of the equipment as it is installed in space that they control as a result of the lease.

Because we have concluded the bill-and-hold guidance set forth at ASC 606-10-55-81 through 55-84 is not applicable, the Company has determined the point in time control of the equipment transferred to the customer by evaluating the indicators in ASC 606-10-25-30 as outlined below:

Performance Obligations Satisfied at a Point in Time - ASC 606-10-25-30

ASC 606-10-25-30 Indicator	Company Response

a.  The entity has a present right to payment for the asset — If a customer presently is obliged to pay for an asset, then that may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset in exchange.

The Company has the contractual right to payment from the customer for the equipment based on milestones established in the contract as follows: 1) when the Company places an order for the equipment, 2) when the Company accepts the equipment at the manufacturer’s facility, 3) when the Company accepts the equipment delivered to the Company’s facility by the manufacturer, and 4) when the customer accepts the installed and calibrated equipment in the Company’s facility. The customer accepted two pieces of equipment in December 2020. The Company expects the customer to accept the remaining two pieces of equipment in the first quarter of 2021.

Securities and Exchange Commission

February 22, 2021

ASC 606-10-25-30 Indicator	Company Response

b. The customer has legal title to the asset — Legal title may indicate which party to a contract has the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset or to restrict the access of other entities to those benefits. Therefore, the transfer of legal title of an asset may indicate that the customer has obtained control of the asset. If an entity retains legal title solely as protection against the customer’s failure to pay, those rights of the entity would not preclude the customer from obtaining control of an asset.

The contract provides for title transfer to the customer upon written acceptance by the customer of the installed and calibrated equipment in the Company’s facility. The customer accepted two pieces of equipment in December 2020. The Company expects the customer to accept the remaining two pieces of equipment in the first quarter of 2021.

c.  The entity has transferred physical possession of the asset — The customer’s physical possession of an asset may indicate that the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset or to restrict the access of other entities to those benefits. However, physical possession may not coincide with control of an asset. For example, in some repurchase agreements and in some consignment arrangements, a customer or consignee may have physical possession of an asset that the entity controls. Conversely, in some bill-and-hold arrangements, the entity may have physical possession of an asset that the customer controls. Paragraphs 606-10-55-66 through 55-78, 606-10-55-79 through 55-80, and 606-10-55-81 through 55-84 provide guidance on accounting for repurchase agreements, consignment arrangements, and bill-and-hold arrangements, respectively.

As the Company noted in the draft registration statement, the contract with the customer contains a lease component. The equipment resides in the Company’s facility in clean room space dedicated to and controlled by the customer as a result of the lease. Upon acceptance, the customer has physical possession of the equipment and is able to direct the use of and obtain substantially all of the benefits from the equipment. The customer accepted two pieces of equipment in December 2020. The Company expects the customer to accept the remaining two pieces of equipment in the first quarter of 2021.

Securities and Exchange Commission

February 22, 2021

ASC 606-10-25-30 Indicator	Company Response

d. The customer has the significant risks and rewards of ownership of the asset — The transfer of the significant risks and rewards of ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset. For example, an entity may have transferred control of an asset to a customer but not yet satisfied an additional performance obligation to provide maintenance services related to the transferred asset.

Based on the terms of the contract, the customer obtains the risks and rewards of ownership upon acceptance of the installed and calibrated equipment. At such time, the Company is required to affix a barcode label on each piece of equipment indicating that it is owned by the customer. The customer accepted two pieces of equipment in December 2020. The Company expects the customer to accept the remaining two pieces of equipment in the first quarter of 2021.

e.  The customer has accepted the asset — The customer’s acceptance of an asset may indicate that it has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To evaluate the effect of a contractual customer acceptance clause on when control of an asset is transferred, an entity shall consider the guidance in paragraphs 606-10-55-85 through 55-88.

A requirement for the Company to invoice the final milestone for the equipment is written acceptance of the installed and calibrated equipment by the customer. At such time, the customer has the ability and discretion to direct the Company to use the equipment to fabricate wafers on its behalf. As noted above, the Company is not able to use the equipment to satisfy the obligations of any other customer contracts. The Company does not recognize revenue prior to the receipt of written acceptance from the customer.

The Company believes, based on the review of the five control indicators of ASC 606-10-25-30 above, that control of the equipment passes at a point in time upon receipt of written acceptance from the customer. Revenue recognition for two pieces of equipment sold to this customer were recognized in December 2020. Revenue recognition for the remaining two pieces of equipment will occur in the first quarter of fiscal 2021 when all of the criteria above are met.

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Securities and Exchange Commission

February 22, 2021

If the staff has any questions or requires additional information, please contact the undersigned at (703) 610-6189.

Very truly yours,

/s/ Kevin K. Greenslade

Kevin K. Greenslade

Enclosures

cc:	Thomas Sonderman, President, SkyWater Technology Foundry, Inc.

Steve Manko, Chief Financial Officer, SkyWater Technology Foundry, Inc.

Jason Stokes, Chief Legal Officer and General Counsel, SkyWater Technology Foundry, Inc.

William J. Curtin, Partner, Hogan Lovells US LLP